Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10891

SUPPLEMENT NO. 3 DATED FEBRUARY 13, 2020

TO OFFERING CIRCULAR DATED JUN 28, 2019

Nowigence Inc.

This document supplements, and should be read in conjunction with, the Offering Circular dated June 28, 2019 of Nowigence Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose

•

Updated information regarding the membership of the board of directors of the Company. Andrew Nicoll and Ozlem Uzuner have retired from the Board of Directors. Christine Goodson is appointed new Board member.

The following information replaces the information under “Executive Officers and Directors” in the section titled “DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES” on pages 53 and 54 of the Offering Circular form 1-A/A filed on June 28, 2019:

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

As of the date of this offering circular, the executive officers and directors of the company and their positions are as follows:

Name	Position	Age	Date of First
			Appointment
Executive Officers and Directors(*)

Anoop Bhatia	Chairman of the Board and Chief Executive Officer and CFO	57	August 2011
Dr. Carson Tao	Director/Officer	31	January 1, 2019
David Evans	Director	65	February 1, 2019
Christine Goodson	Director	48	February 10, 2020
Tracy Metzger Ian Moore Dr. Adam J. Rubinstein	Director Director Director	57 60 49	February 1, 2019 July 18, 2019 August 9, 2019

Executive Officers and Directors

Anoop Bhatia,

Chairman, CEO and Acting CFO

Nowigence Inc.

www.linkedin.com/in/anoopbhatia/

Anoop Bhatia is the Founder of Nowigence – a company that he has worked full-time since 2015. Previously, from 2012, Anoop worked as a global operation strategic transformation leader for Momentive Performance Material (Formerly GE Silicones). He has worked for over two decades in various GE companies across different countries - from the United States to India, The Netherlands, Germany. Anoop had played a key role in establishing GE Silicones Private Limited as the first-ever wholly-owned foreign subsidiary that was ever established on Indian soil in 1996. He was subsequently transferred to Europe to be part of GE's global business team in the early days of globalization. Since then he has held progressively responsible global positions across different functions. He brings a wealth of experience in global business operations, mergers and acquisitions, finance, sales and marketing, and complex negotiations. He received his Bachelor of Engineering in Chemical Engineering from BITS at Pilani in India and his post-graduate studies in management from Heriot-Watt at Edinburgh in Scotland.

Dr. Carson Tao

Director/Officer – Nowigence Inc.

www.linkedin.com/in/carsontao/

Dr. Mingzhe (Carson) Tao is the chief technology officer (CTO) of Nowigence. He is a domain expert in artificial intelligence, natural language processing (NLP), machine learning, and biomedical informatics. He has led the research and development (R&D) activities and systematically enriched various technological aspects since his mid-2018 appointment.

Carson received his Ph.D. in Information Science from the State University of New York at Albany, and a Master of Human Resource Management from Rutgers University. In the past 6 years, he has demonstrated his expertise in both academic and professional career via long-term collaborations with the Massachusetts Institute of Technology (MIT), George Mason University, and Philips Research North America. In 2018, Carson received an innovation award from the American Medical Informatics Association (AMIA) for his findings in the field of Knowledge Discovery and Data Mining (KDDM).

As a board member of Nowigence, Carson will serve an integral position to foster continuous innovation and technological advancements.

David Evans

Board of Directors

David L Evans has been with Spectrum Consulting Partners LLC at Albany in NY from 2008 onwards. As an attorney and licensed CPA in the state of New York, he has extensive experience in multistate and international tax policies and guidelines, federal taxation laws, mergers and acquisitions including valuation of closely held businesses. He is a contributing author to the New York State Tax Service, a six-volume publication of NYS tax laws and regulations. His prior experience includes being a Managing Director for UHY Advisors LLC, being a board member and chairperson of the Tax Division Executive Committee of New York State Society of Certified Public Accountants and is a past president of the Estate Planning Council of Eastern New York. He holds degrees from Hofstra University and State University of New York at Buffalo.

Ms. Christine Goodson,

Board of Directors

https://www.linkedin.com/in/christinegoodson

CEO and Managing Partner of Titan Talent Partners in Charlotte, NC.

Christine has over 25 years of experience empowering organizations to transform themselves through the efficient and effective deployment of People, Process and Technology. Christine is a strategic, results oriented leader who is confident challenging the status. Her expertise is in developing global strategy and implementation of Human Capital Systems, talent management, succession, pay planning and performance. She has a successful track record of conductive executive search (internal and external) in the Americas, EMEA, and APAC.

Prior to Titan, she spent four years at Colfax Corporation and nine years at SPX leading global talent management. This is her third-time as an entrepreneur and second-time leading a successful executive search practice. Her early career was in sales and marketing.

Christine has a BA in Philosophy from the University of North Carolina at Chapel Hill.

Ms. Tracy Metzger

Board of Directors

www.linkedin.com/in/tracy-metzger-3b0220/

Tracy Metzger started TL Metzger & Associates in 2000 as the Owner and President offering consulting and real estate brokerage services to companies looking to purchase, sell or lease real estate in the Albany New York Region, also known as Tech Valley. She has held this position for over 18 years.

Since starting TL Metzger, Tracy and her company have received a number of business and professional awards, including the Capital District Business Review’s Top 40 Under 40 Business Leaders in the Capital Region, the Albany-Colonie Regional Chamber of Commerce Award (Women of Excellence), and the Albany-Colonie Regional Chamber of Commerce Award (Small Business of the Year), among others.  The company is consistently recognized as a Top 15 Commercial Real Estate firm by the Albany Business Review. She has a B.A. in Political Science from University at Albany, SUNY.

Tracy serves on several economic development and business boards including Chair of the City of Albany IDA and CRC.  She has extensive experience as a negotiator, facilitator and general management.

Ian Moore

Board of Directors

https://www.linkedin.com/in/ian-r-moore/

Dr. Ian Moore is the Vice President, Silicones NCA for Wacker Chemical Corporation. He is the profit and loss (P&L) leader for the Silicones business in North and Central America (NCA). Previously, he was the Senior VP and GM for Momentive Performance Materials (ex-GE company) responsible for the P&L of Silicones and Silanes Additive. Ian brings a wealth of extensive cross-functional, global and multi-cultural management experience. During the period 2006 to 2010, Ian was the President & CEO EMEA of GE Bayer Silicones GmbH (later called Momentive Performance Materials). He is a recognized innovative leader, mentor and developer of people with demonstrated skills in General Management, Mergers and Acquisitions, Technology, Engineering, Operations and Marketing.

Ian completed his Ph.D. in Chemical Engineering specializing in the field of deactivation of fluid cracking catalysts from the University of Manchester. He also holds a bachelor’s and master's Degree in Chemical Engineering from the University of Manchester.

Dr. Adam J. Rubinstein

Board of Directors

https://www.linkedin.com/in/adam-rubinstein-2a8a0019/

Dr. Adam J. Rubinstein is an award winning plastic surgeon whose skills are sought out by patients from around the world. He is board certified by the American Board of Plastic Surgery. He has trained with the world’s eminent surgeons at the forefront of developing techniques for plastic surgery. He has served as Chief of Plastic Surgery as well as Chief of the Department of Surgery for Jackson North Medical Center, a 382-bed acute care hospital in the Jackson Healthcare System. Dr. Rubinstein is a clinical assistant professor in the Department of Surgery at NOVA Southeastern University, clinical faculty for the Department of Plastic Surgery at Florida International University (FIU) School of Medicine, and clinical faculty for the Cleveland Clinic Plastic Surgery Residency Program in Florida.

Dr. Rubenstein is also an active member of  American Society of Plastic Surgeons, American Society for Aesthetic Plastic Surgery, International Society of Aesthetic Plastic Surgery, American Society of Bariatric Plastic Surgeons, and American Academy of Anti-Aging Medicine.